Exhibit 12.1

United Continental Holdings, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)	2013	2012	2011	2010	2009
Earnings (losses):

Earnings (loss) before income taxes	$539	$(724)	$845	$253	$(668)
Add (deduct):
Fixed charges, from below	1,629	1,526	2,017	1,292	949
Amortization of capitalized interest	11	9	7	5	3
Distributed earnings of affiliates	—	—	1	2	2
Interest capitalized	(49)	(37)	(32)	(15)	(10)
Equity earnings in affiliates	(1)	(4)	(6)	(4)	(4)

Earnings as adjusted	$2,129	$770	$2,832	$1,533	$272

Fixed charges:
Interest expensed and capitalized and amortization of premiums, debt discounts, issuance costs, and capital expenditures (a)	$783	$835	$949	$798	$577
Portion of rental expense representative of the interest factor (d)	846	691	1,068	494	372

Fixed charges	$1,629	$1,526	$2,017	$1,292	$949

Ratio of earnings to fixed charges	1.31	(b)	1.40	1.19	(c)

(a) Amortization of debt discounts includes amortization of fresh-start valuation discounts.

(b) Earnings were inadequate to cover fixed charges by $756 million in 2012.

(c) Earnings were inadequate to cover fixed charges by $677 million in 2009.

(d) Imputed interest applied to rent expense.